Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	November 12, 2013

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Monteagle Funds (the “Trust”) (File Nos. 811-08529 and 333-41461) on behalf of The Texas Fund (the “Fund”), the proposed new series of the Trust

Dear Ladies and Gentlemen:

On September 17, 2013, the Texas Fund became effective upon filing of Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A. On September 20, 2013, the Staff determined that J. Team Financial, Inc. (the “Subadviser”) had not been approved as a federally registered investment adviser. The Staff requested that the Fund cease operations until the Subadviser was so approved by the Staff. Prior to the market’s opening on September 23, 2013, the Staff approved the Subadviser as a federally registered investment adviser, and the Fund continued operations. Forty-seven (47) separate shareholder purchases (totaling $2,368,672) were made into the Fund from September 17, 2013 through September 20, 2013. The Subadviser will waive its Subadvisory fee for the period from September 17, 2013 through September 20, 2013.

If you should have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,

On behalf of the Monteagle Funds

cc:	Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Paul Ordonio
Monteagle Funds
2506 Winford Avenue
Nashville, TN 37211